United States securities and exchange commission logo





                              October 2, 2023

       Adam Emmerich
       Partner
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019

                                                        Re: PFSweb, Inc.
                                                            Schedule TO-T/A
filed by GXO Logistics, Inc.
                                                            Filed September 29,
2023
                                                            File No. 005-59323

       Dear Adam Emmerich:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T/A filed September 29, 2023.

       General

   1. While we do not agree with the analysis and conclusion set forth in the second and third paragraphs of your
response to comment 1 of our September 21, 2023 letter, we will not issue additional
comments on this specific matter at this time. In this respect, we note that
                                                        Rule 14d-6(a)(2)(i)
states that    [t]he summary advertisement must contain at least the
                                                        information required by
paragraph (d)(2)    of Rule 14d-6 (emphasis added). Such
                                                        information must be
contained within the summary advertisement and may not be
                                                        incorporated by
reference.
               We remind you that the filing persons are responsible for the accuracy and adequacy of
       their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adam Emmerich
Wachtell, Lipton, Rosen & Katz
October 2, 2023
Page 2

       Please direct any questions to Blake Grady at 202-551-8573 or Dan Duchovny at (202)
551-3619.



FirstName LastNameAdam Emmerich                         Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                        Division of Corporation
Finance
October 2, 2023 Page 2                                  Office of Mergers &
Acquisitions
FirstName LastName